17008562

SECUI[illegible]

Washington, D.C. [illegible]

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

POTEN CAPITAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANISLAV EVTIMOV **212-230-5461**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Kapuscinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Poten Capital Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MIKITA SAUHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6229583
Qualified in Kings County
My Commission Expires November 01, 2018

2/27/2017

Mikita Sauhen
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) An exemption report relating to Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition

December 31, 2016
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

The report of the independent registered public accounting firm accompanying this statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Poten Capital Services, LLC
(a Limited Liability Company)
Contents

BDO

Tel: 212-885-8000
Fax: 212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Poten Capital Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of Poten Capital Services, LLC as of December 31, 2016. This financial statement is the responsibility of Poten Capital Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Poten Capital Services, LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 27, 2017

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	347,625
Prepaid expenses and other assets		1,200
Total assets	$	348,825
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	36,000
Due to affiliate		39,976
Total liabilities		75,976
Member's equity		272,849
Total liabilities and member's equity	$	348,825

The accompanying notes are an integral part of this financial statement

Poten Capital Services, LLC
(a Limited Liability Company)
Notes to Financial Statement
December 31, 2016

1. Organization and Business

Poten Capital Services, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on September 20, 2002. The Company's sole member is Poten & Partners Group, Inc. (the "Member").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer on January 3, 2007. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of that rule.

The Company's principal business activities include underwriting, private placement of securities, providing merger and acquisition advisory services and acting as a finder, for which the Company may receive compensation, or introducing clients to broker-dealers, financial institutions or investment advisors (or vice-versa), for which the Company may receive a fee.

Poten & Partners Group, Inc., has committed to providing the Company with continued financial support, as necessary, to enable the Company to meet its working capital and regulatory capital needs through at least March 2018.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company's cash is held with one bank. Balances held, at times, exceed insured limits. In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to expense as incurred. At the time such assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operations.

Cash and Cash Equivalents
The Company considers all highly liquid assets purchased with an original maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company for purposes of filing federal, state and local income tax returns. For income tax purposes, the Company's income or loss flows through to the Member's tax return. Accounting principles generally accepted in the United States of America require the Company to provide for income taxes in its financial statements on a hypothetical separate-return basis. The Member is an S Corporation and, as a result, is not responsible for Federal or New York State Income taxes; such taxes are the responsibility of the Member's shareholder. The Member is responsible for certain state and local income taxes in jurisdictions which do not recognize S Corporation status. Accordingly, income taxes in the accompanying financial statements have been computed on this basis.

Deferred taxes are recognized for the tax effects of differences between the financial reporting and the tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for income taxes in accordance with the guidance of the Financial Accounting Standards Board's Accounting Standards Codification Topic 740, "Income Taxes". This standard prescribes a recognition threshold and a related measurement model. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. Accrued interest and penalties related to any unrecognized tax benefits will be classified as part of the income tax provision.

Presentation of Financial Statements – Going Concern

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, "Presentation of Financial Statements – Going Concern" (Subtopic 205-40) ("ASU 2014-15"), which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. ASU 2014-15 specifically requires management to determine whether substantial doubt exists regarding the entity's going concern presumptions. The Company has determined that the adopting the new standard has no material effect on its financial statements.

3. Fixed Assets

During the year, all computer equipment was fully depreciated and removed from the accounts. Furniture and fixtures with a remaining balance of $1,090 which were no longer in use were disposed of and removed from the accounts.

4. Related Party Transactions

In the normal course of business, the management of Poten & Partners, Inc., an affiliated entity through ultimate common ownership, assists with the development of the Company's business strategies and operations. Poten & Partners, Inc. also provides office space and related services to the Company. Such expenses are allocated based on the Master Service Agreement dated April 6, 2009 and updated effective January 1, 2015 between Poten & Partners, Inc. and the Company.

At December 31, 2016, the Company had an amount due Poten & Partners, Inc. totalling $39,951.

5. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2016

6. Commitments and Contingencies

From time-to-time, the Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. Regulatory Requirements

Net Capital

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, as the greater of 6 2/3% of aggregate indebtedness or $50,000 for the year ended December 31, 2016. As of December 31, 2016, the Company had net capital of $271,649 which exceeded the regulatory requirement by $221,649. The Company's ratio of aggregate indebtedness to net capital was 0.2797 to 1.

Exemptive Provision of Rule 15c3-3

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section (k)(2)(i).

8. Subsequent Events

Management has evaluated subsequent events existing through February 27, 2017, the date the financial statements were issued. Management has determined that there no material events that would require adjustment to or disclosure in the financial statements.

POTEN CAPITAL SERVICES, LLC

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
416

February 27, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Ref: Poten Capital Services, LLC
SEC File Number: 8-67380

Dear Sir/Madam:

We submit herewith the following reports of Poten Capital Services, LLC (the "Company"):

- Two copies of the Company's Statement of Financial Condition as of December 31, 2016.
- Two copies of the Company's Financial Report and Exemption Report pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2016.

It is our understanding that the Company's Financial Report and Exemption Report, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Stanislav Evtimov

Stanislav Evtimov, Chief Financial Officer
Poten Capital Services, LLC

805 THIRD AVENUE, NEW YORK, NY 10022-7545
TELEPHONE 212.230.5490 FAX 212.715.9895
www.poten.com/pcs